Exhibit 107

CALCULATION OF FILING FEE TABLES

Schedule 14A
(Form Type)

StoneMor Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction	Fee rate	Amount of Filing Fee
Fees to be Paid	$429,513,788.25(1)(2)	.0000927	$39,815.93
Fees Previously Paid	$0		$0
Total Transaction Valuation	$429,513,788.25
Total Fees Due for Filing			$39,815.93
Total Fees Previously Paid			$0
Total Fee Offsets			$0
Net Fee Due			$39,815.93

(1)
Aggregate number of securities to which transaction applies: As of the close of business on August 4, 2022, the maximum number of shares of common stock, par value $0.01 per share (the “Common Stock”) to which this transaction applies is estimated to be 124,765,155.7753, which consists of: (a) 118,752,924 shares of Common Stock outstanding; (b) 5,267,836 shares of Common Stock issuable pursuant to outstanding stock options; (c) 488,340 shares of restricted Common Stock; and (d) 256,055.7753 shares of Common Stock underlying outstanding phantom units.

(2)
Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): Estimated solely for the purposes of calculating the filing fee, the maximum aggregate value of the transaction was determined based upon the sum of: (a) 118,752,924 shares of Common Stock outstanding multiplied by $3.50 per share; (b) 5,267,836 shares of Common Stock issuable pursuant to outstanding stock options multiplied by $2.14 per share (which is the difference between $3.50 and the weighted average exercise price of $1.36 for such shares); (c) 488,340 shares of restricted Common Stock multiplied by $3.50 per share; and (d) 256,055.7753 shares of Common Stock underlying outstanding phantom units multiplied by $3.50 per share.